Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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San Diego, California 92101	Web: www.slgseclaw.com

February 25, 2014

Matthew Crispino
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Smart Server, Inc.
Registration Statement on Form S-1
Filed January 24, 2014
File No. 333-193523

Dear Mr. Crispino,

This correspondence is in response to your letter dated February 20, 2014 in reference to our filing of the Registration Statement on Form S-1 filed on January 24, 2014 on behalf of Smart Server, Inc. (the “Company”), your file number 333-193523.

We have keyed our responses to your comment items in their original numeric order.

General

1.
A review of your prospectus raises a question as to whether you are a "blank check" company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." Please see Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and no employees (other than your sole executive officer). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02 for additional guidance. Revise the registration statement accordingly.

Smart Server, Inc.
February 25, 2014

If you believe that you do not fall within the definition of a blank check company, supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, revise your registration statement to state that you do not consider yourself a blank check company. Further, include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Response: Even though the Company is clearly in the development stages of its business, the Company is not a blank check company. The Company has not indicated they are pursuing a merger or acquisition by or of Smart Server, Inc. To date, the Company has taken the following steps to continue to move forward and help generate revenues as quickly as possible.

a.	The Company has begun the development and continue to develop its website, www.smartserver.biz.
b.	The Company filed a trademark for their corporate logo on December 27, 2013.
c.	As described in the filing, the Company has engaged the services of a website and mobile app developer who is designing their website and developing their mobile app.
d.
The Company is beginning the process to sign up with Google’s AdSense program. This will allow the Company to generate revenues by allowing Google to post unconstructive advertisements, which are targeting to their professional field and/or type of business. The placement of ads will allow the Company to generate at least some sort of revenues until the Company is able to generate adequate revenue to maintain its business through in App advertising and sale of its App through the Apple store or other marketplaces.

We agree that there is uncertainty as to the successfulness of the proposed business plan, but we do not believe that the proposed business plan is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419 of Regulation C.

The Company has revised its disclosure to include the following:

Rule 419 – “Blank Check Company”

We are not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the registration statement need not comply with the requirements of Rule 419.  Rule 419 defines a “blank check company” as a company that:

(1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

Smart Server, Inc.
February 25, 2014

We have a very specific business purpose and a bona fide plan of operations. Our business plan and purpose is to design and develop a mobile payment solution for smartphones that can be used in participating restaurants, bars, and nightclubs.

At this time we are in the process of implementing our marketing plan which includes graphic design work, lead development, and website and app design.  We have also started programming for our initial app, Smart Server; however we do not presently have a market-ready product, and we currently do not have any customers and thus have generated no revenues nor do we anticipate generating any material revenue for at least twelve months from the date we close this offering, assuming we are able to place a sufficient amount of this offering. Upon receipt of adequate funding from this offering we intend to (i) expand and improve our website, (ii) create a wireframe and prototype of our mobile app, (iv) develop a network of beta testers and test our app, and (v) research and secure multiple third party retailers which will allow us to market and sell our app. Lastly, we do not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

2.
Please revise the disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of such status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Also, disclose your shell company status on your prospectus cover page and add a risk factor regarding the risks to security holders of such status.

Response: Per your inquiry of Smart Server’s status of a shell company under Rule 405 of the Securities Act, the Company does not believe they fall under the category of a “shell company.”  The Company acknowledges they are a start up company with minimal operations; however; (i) the Company has a business, which with minimal investment has begun developing its website and mobile app, (ii) the Company has filed a trademark for their corporate logo on December 27, 2013, and (iii) the Company is beginning the process to sign up with Google’s AdSense program to allow the Company to begin generating revenues by allowing google to post advertisements. The placement of ads will allow the Company to generate at least some sort of revenues until the company is able to generate adequate revenue to maintain its business through in App advertising and sale of its App through the Apple store or other marketplaces. And, while the Company is at a standstill in raising additional capital during this registration, they currently have $21,261 in cash made available to the Company by E. Ventures Resources, Inc., and are still proceeding with their original business plan. In Footnote 172, of SEC Release No. 33-8869, it was stated the definition of a reporting or non-reporting shell company was not intended to capture a “startup company,” or company with a limited operating history.  Therefore, the Company does not believe that they are the type of company that Rule 405 intended to capture within its definition.

Cover Page

3.	We note use of the defined term “the new shares” on the cover page. As this term is not used elsewhere in the prospectus, please remove it from the cover page or advise.

Smart Server, Inc.
February 25, 2014

Response: The Company has removed the term “the new shares” from the cover page.

Prospectus Summary

Mobile Payment Solution App, page 2

4.
We note the statement in this section that your sole director and employee “will devote a significant portion of his time to the company going forward.” Please revise to specify the number of hours per week that you anticipate he will devote to your business.

Response: The Company has revised its disclosure to specify the number of hours per week that they anticipate their sole director and employee will devote to the Company’s business as follows:

As of the date of this prospectus, we have one officer who also serves as our sole director, our sole employee, and who we anticipate will devote approximately 15-20 hours a week to the company going forward.

Risk Factors
ff
As a result of placing your invested funds…, page 6
let
5.
Please expand this risk factor to disclose that the proceeds in the corporate account will become part of the bankruptcy estate in the event that you file for bankruptcy or your creditors file an involuntary bankruptcy petition against you.

Response: The Company has expanded the risk factor to disclose that the proceeds in the corporate account will become part of the bankruptcy estate in the event that the Company files for bankruptcy or their creditors file an involuntary bankruptcy petition against the Company as follows:

As a result of placing your invested funds into a separate corporate account as opposed to an escrow account, the funds are subject to attachment by creditors of the company and would become part of the bankruptcy estate in the event that we file for bankruptcy, thereby subjecting you to a potential loss of the funds.

Because the funds are being placed in a separate corporate account during the entire offering period, rather than an escrow account, management will have immediate and direct access to the funds during the entire offering period. Thus creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Additionally, the funds in the corporate account will become part of the brankruptcy estate in the event we file for bankruptcy or our creditors file an involuntary bankruptcy petition against us. Investors would lose all or part of their investments, regardless of whether or not the offering closes.

We will require additional financing in order to implement our business plan…, page 13

Smart Server, Inc.
February 25, 2014

6.
Please revise this risk factor to state the amount of cash held by the company as of the most recent practicable date and whether available funds will satisfy your working capital requirements for the next twelve months. Include a discussion of the minimum number of months that you will be able to conduct your planned operations, including funding your expenses as a publicly reporting company, using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Provide similar disclosure in the Liquidity and Capital Resources discussion in MD&A.

Response: The Company is a start up company and does not have any fixed monthly expenses, except for a $100 monthly consulting fee. The expenses vary per month and are difficult to determine in the foreseeable future.

The Company has revised its risk factor and Liquidity and Capital Resources section to add the following:

As of February 21, 2014, the Company has a total of $21,261.58 in available cash. If we were to not receive any additional funds, including funds from this offering, we could continue in business for the next 12 months with our currently available capital. However, we will not be able to fully implement our improved website or complete the development of our app, which will negatively impact the receipt of any significant revenues.

Plan of Distribution, page 19

7.
We note that the offering proceeds will be held in a Wells Fargo account that is controlled by management rather than an escrow or trust account. Please tell us how you will be able to ensure prompt refunding of money to purchasers after the termination date or revise to include disclosure that the offering proceeds will be subject to the claims of creditors.

Response: The Company has revised its disclosure to include disclosure that the offering proceeds will be subject to the claims of creditors as follows:

As a result of placing your invested funds into a separate corporate account that is managed and monitored by management of the Company as opposed to an escrow or trust account, creditors of the Company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Additionally, the funds in the corporate account will become part of the brankruptcy estate in the event we file for bankruptcy or our creditors file an involuntary bankruptcy petition against us. Investors would lose all or part of their investments, regardless of whether or not the offering closes.

Description of Business

Business Development Summary, page 25

Smart Server, Inc.
February 25, 2014

8.
You disclose in this section that you have developed your preliminary website. However, development of this website (http://smart-server.biz/) does not appear to be complete. We note, for example, that the website contains limited information about your company and your proposed product. Also, there appears to be extraneous text on the website and the links do not function. Accordingly, please revise your disclosure to indicate that your website is not yet fully operational, when you expect it to be operational and provide an estimate of the costs required to complete development. Make corresponding revisions to the risk factor on page 7 with the caption “a decline in the popularity of our website will negatively impact our business.” Also, we note the disclosure on page 27 that you intend to generate advertising revenue through display, audio and video advertising on your website. Disclose when you expect to begin including such advertising on your website.

Response: The Company is currently in the process of updating its website to include more information about the Company and proposed product and also to remove any extraneous text and fix all links. The Company has revised its disclosure to indicate that its website is not yet fully operational, when they expect it to be operational and to provide an estimate of the costs required to complete the development as follows:

1. Maintain our website – We believe that the internet is a great marketing tool not only for providing information on our company, but also for providing current information on our upcoming app as well as industry related information regarding new technology and device updates. We have developed our preliminary website, which is not yet fully operational, and are in the process of developing a more advanced site where we can provide a more detailed section regarding proprietary app designs and features. We have begun designing a more advanced website, and intend to launch it during the second quarter of 2015. We estimate that the total cost required to complete the development of a more advanced website is $7,000. We have paid $950 towards the development of our website.

In addition, the Company made revisions to the risk factor on page 7 as follows:

A decline in the popularity of our website will negatively impact our business.

Initially, our primary source of revenues will be from advertising on our website (www. http://smart-server.biz/). These revenues are dependent upon our ability to attract new users on our site, among other things. If we are unable to maintain or extend web traffic to, and use of, our site, our advertising revenues may be adversely affected. Currently, our website is not yet fully operational. We are in the process of developing a more advanced site and intend to launch it during the second quarter of 2015.

The Company also made revisions to its disclosure on page 27 as follows:

Smart Server, Inc.
February 25, 2014

1. Develop and implement a marketing plan – Smart Server’s planned revenue streams will require establishing a web presence and improved visibility within the public and private sectors. Initially, we intend to generate advertising revenue primarily from display, audio and video advertising on our website. We anticipate that such advertising will be included on our website soon after we have a fully operational website which we anticipate will be by the second quarter of 2015. We also intend to build revenue based upon profits realized through our sales through advertising Apps. A major key factor in the Company’s success will be the building of third party relationships within the restaurant industry and mobile technology industry.

9.
We note that in addition to designing your website, you have begun the initial writing, design and programming of your mobile payment solution application. Please describe here and in the discussion of Mr. Lane’s business experience on page 21 the source and level of Mr. Lane’s technical expertise in developing mobile applications and websites. If the company has or is utilizing third parties to develop its website and/or mobile applications, describe the material details of your arrangements these third parties.

Response: The Company has revised its disclosure to describe that Mr. Lane has no experience in developing mobile applications and websites and that the Company is using the services of a website and mobile application developer to design its logo and website and develop its mobile application. The revisions were made in this section and in the discussion of Mr. Lane’s business experience.

In addition, the Company revised its disclosure to describe the material details of its arrangement with the website and mobile application developer as follows:

On November 11, 2013, we entered into a Consulting Agreement with TechiT Marketing Group, Inc. (“TechiT”), wherein TechiT agreed to assist the Company with designing and developing the Company’s website and mobile application.  The term of the agreement commenced on November 11, 2013 and will continue for 24 months. We agreed to pay TechiT an initial payment of $2,550.20 (paid on November 26, 2013) and future fees will be based on an hourly basis and as new services are performed and fees are earned.

The services being provided in exchange for the $2,550.20 initial payment are:

•	Design Smart Server Logo
•	Website Theme and Initial Setup
•	Domain Purchase & Registration (2 yrs) www.smart-server.biz
•	Virtual Private Server Rental 1 Year
•	Mobile App Setup & Deployment
•	Apple Individual Developers Subscription “Annual Fee”
•	WordPress Plugin Subscriptions

10.
Please expand your description of the operational aspects of the Smart Server application you intend to develop. As one example, discuss how the application will be integrated with a restaurant’s billing system and whether any customization of the application will be required.

Smart Server, Inc.
February 25, 2014

Response: The Company has expanded its descriptin of the operational aspects of the Smart Server application as follows:

Our Product

Smart Server is a payment program for Windows, Mac, iOS, Android and Windows Mobile operating systems. This application is database driven using an online Cloud database for active live syncing for the user’s data and accounts. Our application allows consumers to eliminate the inconvenience of having to wait for their server to drop off the tab when dining and and instead pay your tab directly from your smart phone with our proprietary technology.

Point of sale (also called POS or checkout) is the place where a retail transaction is completed. It is the point at which a customer makes a payment to the merchant in exchange for goods or services. Smart Server, upon full development of our smartphone application, will integrate with all major hospitality POS systems, including but not limited to Harbourtouch, NCR, POSGuys, AccuPOS, Micros, Focus Restaurant Management Software, and FuturePOS. Our cloud based mobile payment solution will not require any additional hardware and our POS integration system will allow information to flow securely and automatically through the system. Additionally, you won’t have to change or modify your existing merchant processor or interrupt your normal work flow.

Some of the benefits that users will receive from our Smart Server application include:

•
Saves time – Have you ever waited patiently for a server to return your debit or credit card and it was not returned in a timely manner? What’s the point in waiting for your check when you can close out your tab at anytime from your smartphone? This can be frustrating when you are in a hurry to pay your bill or you have places to be. With Smart Server you can avoid this entirely by simply paying your bill from your smartphone or tablet at participating restaurants.

•
Reviews – As evident by the popularity of Yelp,  “reviews are written by people using Yelp to share their everyday local business experiences, giving voice to consumers and bringing “word of mouth” online. The information these reviews provide is valuable for consumers and businesses alike.” With that being said, we believe an important part of having repeat customers in the restaurant and bar industry is knowing what your customers think about the level of customer service, and the overall experience. To that end, we intend to provide reviews from Smart Server users. Upon implementation, users will be able to review and rate participating restaurants and bars through our app. We believe our reviews will provide valuable feedback to our users, as well as offering an incentive to attract new participating establishments.

•
Promotions – We intend to work with participating restaurants and establishments to offer customers who use Smart Server exclusive rewards, promotions, and special offers. When implemented, these discounts will be available directly from your from and automatically redeemable on your bill.

Smart Server, Inc.
February 25, 2014

•
Bill Splitting – Another feature we plan on adding to our app, is a function where Smart Server users can split a bill whenever there are two or more individuals paying the bill. This feature avoids the necessity of having the server split the bill into two separate checks which can be make paying your bill even more complicated, and thus time consuming. When implemented, we believe this feature will make our app even more convenient because it will save your time.

•
Tipping – Yet another feature we intend to make available on our app is the ability to tip your server when paying your bill. Currently, we are researching the viability of adding a mandatory tipping feature to our app, unless the user writes a negative review stating why they decided not to include a tip, whether it was for poor service or the food was unpleasant.

•
Lost debit/credit card – Have you ever handed your credit card to a Server to pay your bill and accidentially left your card? With Smart Server you won’t have to worry about this because you never have to pull your card out of your wallet/purse. This reduces the likelihood of loosing your card, your card being stolen, or being forced to come back to pick up your card upon realzing that you left it.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 31

11.
Please tell us the source of funds that will be used to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months.

Response: The funds that the Company will use to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months are the proceeds raised in the offering and/or through the available cash held by the Company ($21,261 current available cash). The Company has allocated up to $10,500 for accounting fees for services in assisting the Company wih their SEC reports and preparation of their financial statements for a twelve month period. Additionally, the Company has allocated up to $8,750 for legal fees for services in assisting the Company with their SEC reports for a twelve month period.

12.	Please revise the second full paragraph to clarify, if accurate, that your ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from this offering.

Response: The Company has revised the second paragraph to clarify that its ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from the offering as follows:

Smart Server, Inc.
February 25, 2014

If we were to not receive any additional funds, including the funds from this offering, we could continue in business for the next 12 months, as operating expenses at this point are nominal.  Our ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from this offering. However, as stated above we will not be able to fully implement our improved website or complete the development of our application, which will negatively impact the receipt of any significant revenues.

Milestones, page 28

13.
Please expand your discussion of Stage II of your business plan to provide a more detailed description of the activities you anticipate undertaking during this stage. Provide a timeline for completion and disclose the costs associated with completing each activity.

Response: The Company has expanded its discussion of Stage II of its business plan to include a more detailed description of the activities it anticipates undertaking, a timeline for completion and costs associated with completing each activity. The Company has expanded their discussion as follows:

Stage II: Development of our business operations based upon our receipt of the net funds from our offering of $32,000 (of which $12,750 has been allocated for working capital).

1.
Expand and improve our website – Management is formulating its plan on how best to employ its resources to expand and improve our website. We are working to add to the functionality of the site, which when fully implemented we intend to include: more detailed sections regarding partipating locations (which at this time we have no partipating locations); user/customer reviews, feedback, and testimonials, as well as reviews from participating restaurants and bars; information regarding special rewards, promotions, and special offers offered by participating restaurants and bars; and more information as our website expands and more ideas come forth.. Additionally, we need to optimize the site for search engine rank, as well as renew the look and feel of the site to coincide with our objectives for the Smart Server brand. We have begun designing a more advanced website, and intend to launch it during the first quarter of 2015. We estimate that the total cost required to complete the development of a more advanced website is $7,000.

2.
Creating a Wireframe and Prototype of our application – The wireframe is essentially the design and the prototype is the development of our app. The prototype will let us see how things interact with the user and realize if we need a “back” button here or a “done” button there. Our developer has begun the design writing of the app and anticipate having the prototype done during the second quarter of 2015. We estimate that the total cost required to complete the prototype is $15,000.

Smart Server, Inc.
February 25, 2014

3.
Develop network of Beta testers and testing our App – Initial Beta testing will be done through friends and family. Our web developer will create a landing page that potential beta testers can easily find, learn about our beta test and sign up. We will get the word out via social networks to attract beta testing candidates. We anticipate that the beta testing will begin at during the third quarter of 2015. We estimate that the total cost of testing our app and making all fixes and changes to the app will be $3,000. After the testing is done and all necessary fixes and changes are done to the app we will need to begin the process of publishing our app; and

4.
Application Publishing – Research and secure multiple third party retailers which will allow us to market and sell our applications. Publishing refers to the process that takes the completed app and moves it into the Apple store. We estimate this process will cost $2,000 and be completed during the fourth quarter of 2015.

Certain Relationships and Related Party Transactions, page 34

14.	Please revise to disclose issuance of 5,000,000 shares of common stock to Mr. Lane.

Response: The Company has revised is disclosure to disclose the issuance of 5,000,000 shares of common stock to Mr. Lane as follows:

On November 7, 2013, the Company issued Mr. Lane 5,000,000 shares of its $0.001 par value common stock at a price of $0.004 per share for services rendered of $20,000. Mr. Lane is the only officer, director and promoter of Smart Server, Inc.

15.
Please revise to disclose the related party consulting transaction referenced in the Summary Financial Information section on page 4. File any agreements related to this transaction, or a written description of the arrangement, as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The heading “Consulting – related party” in the table included in the Summary Financial Information section is an inadvertent error made in the Company’s Statement of Operations. The heading has been corrected to read “Executive Compensation – related party” in the Statement of Operations and Statement of Cash Flows and the table included in the Summary Financial Information section. The $20,000 transaction disclosed is the value of the 5,000,000 shares issued to Mr. Lane for executive compensation and are not for related party consulting services.

Shares Eligible for Future Sale, page 33

16.
We note that you appear to be a shell company and are ineligible to rely on the safe harbor provided by Rule 144. Please revise to describe the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Smart Server, Inc.
February 25, 2014

Response: The Company does not believe they fall under the category of “shell company” but has revised its disclosure to describe the conditions that must be satisfied before restricted and control securities may be resold in reliance to Rule 144 as follows:

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. Rule 144 also is not available for resale of securities issued by any shell companies (other than business combination-related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an exception to this prohibition, however, if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

In connection with the response to your comments, Smart Server, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact myself or Jennifer Trowbridge at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP